SCHEDULE 13G

Amendment No. 5
Nabors Industries Incorporated
Common Stock
Cusip # 629568106


Cusip # 629568106
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	Commonwealth of Massachusetts
Item 5:	872,988
Item 6:	None
Item 7:	11,654,149
Item 8:	None
Item 9:	11,654,149
Item 11:	13.23%
Item 12:	HC




Cusip # 629568106
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	11,654,149
Item 8:	None
Item 9:	11,654,149
Item 11:	13.23%
Item 12:	IN



Cusip # 629568106
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	11,654,149
Item 8:	None
Item 9:	11,654,149
Item 11:	13.23%
Item 12:	IN



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		Nabors Industries Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		515 West Greens Road, Suite 1200
		Houston, TX  77067-4599

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		629568106

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
	11,654,149

	(b)	Percent of Class:
	13.23%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
	872,988

	(ii)	shared power to vote or to direct the vote:
	None

	(iii)	sole power to dispose or to direct the disposition of:
	11,654,149

	(iv)	shared power to dispose or to direct the disposition of:
	None




Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

			Various persons have the right to receive or the power to
direct the receipt of dividends 					from, or the
proceeds from the sale of, the common stock of Nabors Industries
			Incorporated.  The interest of one person, Fidelity
Contrafund, an investment company 					registered under
the Investment Company Act of 1940, in the common stock of Nabors
		Industries Incorporated, amounted to 6,413,110 shares or 7.28% of
the total outstanding 					common stock at December 31,
1996.  The number of shares of common stock of Nabors
	Industries Incorporated owned by Fidelity Contrafund at December 31, 1996
included 					522,810 shares of common stock resulting
from the assumed conversion of $9,476,000
	principal amount of 5% Convertible Subordinated Debentures (55.172413
shares of 					common stock for each $1,000 principal
amount of debenture).

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A and B.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable, see attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
Schedule 13G in connection with FMR Corp.'s beneficial ownership of the common stock of Nabors Industries Incorporated at December 31, 1996 is true, complete and correct.


	February 14, 1997
Date

	/s/Arthur S. Loring
Signature

	Arthur S. Loring, Vice
President
Name/Title



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 10,781,161 shares or 12.24% of the common stock outstanding of Nabors Industries Incorporated ("the Company") as a result of acting as investment adviser to various investment companies registered under
Section 8 of the Investment Company Act of 1940. The number of shares of common stock of Nabors Industries Incorporated owned by the investment companies at December 31, 1996 included 1,126,061 shares of common stock resulting from the assumed conversion of $20,410,000 principal amount of 5% Convertible Subordinated Debentures (55.172413 shares of common stock for each $1,000 principal amount of debenture).

	The ownership of one investment company, Fidelity Contrafund, amounted to 6,413,110 shares or 7.28% of the common stock outstanding. The number of shares of common stock of Nabors Industries Incorporated owned by Fidelity Contrfund at December 31, 1996 included 522,810 shares of common stock resulting from the assumed conversion of $9,476,000 principal amount of 5% Convertible Subordinated Debentures (55.172413 shares of common stock for each $1,000 principal amount of debenture). Fidelity Contrafund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 10,781,161 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 872,988 shares or 0.99% of the common stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s). The number of shares of common stock of Nabors Industries Incorporated owned by the institutional account(s) at December 31, 1996 included 172,688 shares of common stock resulting from the assumed conversion of $3,130,000 principal amount of the 5% Convertible Subordinated Debentures described above.

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole voting and dispositive power over 872,988 shares of common stock owned by the institutional account(s) as reported above.

	Members of the Edward C. Johnson 3d family and trusts for their benefit are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson
3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. and Abigail
P. Johnson is a Director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 14, 1997, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Nabors Industries Incorporated at December 31, 1996.
	FMR Corp.
	By	/s/Arthur S. Loring
Arthur S. Loring
Vice President - Legal
	Edward C. Johnson 3d
	By	/s/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney dated
5/17/89
On File with Schedule 13G for
Airborne Freight Corp. 9/10/91

	Abigail P. Johnson


	By	/s/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney dated
1/5/96
On File with Schedule 13G for
Acclaim Entertainment Inc.
1/10/96
	Fidelity Management & Research Company
	By	/s/Arthur S. Loring
Arthur S. Loring
Sr. V.P. and General Counsel
	Fidelity Contrafund
	By	/s/Arthur S. Loring
Arthur S. Loring
Secretary